SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

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The Netherlands

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CNH GLOBAL N.V.

Form 6-K for the month of February 2008

List of Exhibits:

1.	News Release entitled, “CNH Announces Sales of 200 Semi-Knockdown Tractor Kits in Iraq”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

February 1, 2008

For Immediate Release

Contact:

Joseph E. Samora, Jr.

(202) 737-7575

CNH Announces Sales of 200 Semi-Knockdown Tractor Kits in Iraq

Burr Ridge, IL (January 31, 2008)—CNH International announced today the completed purchase of equipment that has restarted tractor assembly operations at the State Company for Mechanical Industries (SCMI), an agricultural machinery manufacturing facility in Iskandiriyah, Iraq. The U.S. Department of Defense’s (DoD) Task Force to Improve Business and Stability Operations in Iraq purchased 200 New Holland tractor kits paired with training on the equipment. CNH competed and won the contract to provide the tractor kits as part of a partnership to revitalize industry in Iraq.

“New Holland has historically been and continues to be a leader in agriculture in Iraq. We are excited this project allows us to continue this tradition,” said Franco Fusignani, CEO of CNH International. “We are pleased to help the U.S. Department of Defense successfully provide agricultural equipment in Iraq and provide training to local Iraqis.”

The DoD Task Force to Improve Business and Stability Operations in Iraq supports the United States’ security interests in Iraq by revitalizing the Iraqi economy and reducing unemployment of the Iraqi population.

CNH will continue to provide training for 40 Iraqi technicians throughout the four Iraqi New Holland dealerships in Mosul, Erbil, Baghdad, and Kut. CNH also will provide advanced training for five Iraqi technicians at CNH’s plant in Ankara, Turkey.

The SCMI contract is just one of the many contracts CNH has signed with the U.S Department of Defense in Iraq.

Case Construction Equipment is supporting JLG Industries in fulfilling a four-year contract with U.S. Army TACOM (Tank, Automotive and Armaments Command) to refurbish Army engineer equipment being used in Iraq and Afghanistan at Camp Anaconda.

Other current Case Construction contracts with the U.S Military include the recent award to build 3,400 new skid steer loaders and compact track loaders for the US Army TACOM, REMANUFACTURE of MW24C wheel loaders for the National Guard, RESET of MW24C wheel loaders for the U.S. Army TACOM and supply of 500 engine REPOWER kits for the Case M4K rough-terrain forklift, and RESET contract of 200 M4K rough-terrain forklifts. Additionally, in 2005, Case was also awarded a contract to deliver more than 500 backhoe loaders to U.S. Army forces around the globe.

In 2006, in cooperation with the U.S Agency for International Development (USAID), CNH successfully completed an agricultural equipment rehabilitation program for Iraqi farmers, refurbishing 2,772 tractors.

Also in 2006, CNH and USAID developed a training program for Iraqi technicians at CNH’s facilities in Turkey to improve and update the skills of Iraqi personnel involved in the agricultural equipment sector.

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by about 11,500 dealers in 160 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.